

November 24, 2014

Via E-mail
John N. Hatsopoulos
Chief Executive Officer
American DG Energy, Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **American DG Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 31, 2014**
> **File No. 333-199755**

Dear Mr. Hatsopoulos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holder, page 2

1. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over the shares held by your selling security holder. For guidance, please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Incorporation of Documents by Reference, page 6

2. Please specifically incorporate by reference your Current Report on Form 8-K filed on November 4, 2014 and your Quarterly Report on Form 10-Q filed on November 14, 2014. In addition, to the extent you wish to incorporate by reference any applicable filings made during the pre-effective period, you may wish to further revise your disclosure to also state that any applicable filings made after the date of the initial registration statement and prior to effectiveness will be deemed to be incorporated by

reference. Please refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director